Report of Independent
Registered Public Accounting
Firm

The Board of Trustees of
Dreyfus Investment Funds:
We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940, that
Dreyfus Investment Funds (the "Trust"),
which is comprised of Dreyfus/Standish
Intermediate Tax Exempt Bond Fund,
Dreyfus/The Boston Company Small/Mid
Cap Growth Fund, Dreyfus/The Boston
Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap
Value Fund, Dreyfus/The Boston
Company Emerging Markets Core Equity
Fund, Dreyfus/Standish Global Fixed
Income Fund, and Dreyfus/Newton
International Equity Fund, (collectively the
"Funds"), complied with the requirements
of subsections (b) and (c) of Rule 17f-2
under the Investment Company Act of
1940 as of June 30, 2013, and from April
30, 2013 through June 30, 2013, with
respect to securities reflected in the
investment accounts of the Funds.
Management is responsible for the Funds'
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the circumstances.  Included
among our procedures were the following
tests performed as of  June 30, 2013 and
with respect to agreement of security
purchases and sales, for the period from
April 30, 2013, the date of our last
examination, through June 30, 2013:
1.	Examination of The Bank of New
York Mellon's (the "Custodian")
security position reconciliations for
all securities held by sub custodians
and in book entry form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Count and inspection of all
securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds'
accounting records and the
Custodian's records as of June 30,
2013;
5.	Agreement of pending purchase
activity for the Funds as of June 30,
2013 to documentation of
corresponding subsequent bank
statements;
6.	Agreement of pending sale activity
for the Funds as of June 30, 2013
to documentation of corresponding
subsequent bank statements;
7.	Agreement of a minimum of five
purchases and five sales, including
at least one transaction per Fund,
from the period April 30, 2013, the
date of our last examination,
through June 30, 2013 from the
books and records of the Trust to
the bank statements noting that
they had been accurately recorded
and subsequently settled;
8.	Review of the BNY Mellon Asset
Servicing Report on Controls
Placed in Operation and Tests of
Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012
to June 30, 2013 and noted no
relevant findings were reported in
the areas of Asset Custody and
Control.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2013, and from April 30, 2013 through June 30, 2013, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the
information and use of management and
the Board of Trustees of Dreyfus
Investment Funds and the Securities and
Exchange Commission and is not intended
to be and should not be used by anyone
other than these specified parties.

/s/ KPMG LLP
New York, New York
September 6, 2013


September 6, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of Dreyfus/Standish
Intermediate Tax Exempt Bond Fund,
Dreyfus/The Boston Company Small/Mid
Cap Growth Fund, Dreyfus/The Boston
Company Small Cap Growth Fund,
Dreyfus/The Boston Company Small Cap
Value Fund, Dreyfus/The Boston
Company Emerging Markets Core Equity
Fund, Dreyfus/Newton International
Equity Fund, and Dreyfus/Standish Global
Fixed Income Fund, each a series of
Dreyfus Investment Funds, (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies," of the Investment
Company Act of 1940.  Management is
also responsible for establishing and
maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation
of the Funds' compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2013 and from
April 30, 2013 through June 30, 2013.
Based on the evaluation, Management
asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2013
and from April 30, 2013 through June 30,
2013 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer

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